Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

April 16, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 16, 2026, The Nasdaq Stock Market (the "Exchange") received from JATT II Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Ordinary Shares, par value $0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,